Exhibit 21

List of the Subsidiaries of Sand Hill IT Security Acquisition Corp.

Subsidiary Name	State of Incorporation
Sand Hill Merger Corp.	Delaware
St. Bernard Software UK, Ltd. (a subsidiary of St. Bernard Software, Inc.)	United Kingdom